UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42482

Decent Holding Inc.

(Translation of registrant’s name into English)

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 10, 2026, Decent Holding Inc. (the “Company”) issued a press release entitled “Decent Holding Inc. Announces Strategic Cooperation to Expand AI-Enabled Community Healthcare Network in China”. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated March 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Decent Holding Inc.

Date: March 10, 2026	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

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